September 10, 2007

Mr. Donald A. Walker

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Financial Services

100F Street, N.E.

Washington, D.C. 20549

RE:	The PNC Financial Services Group, Inc.

Form 10-K filed March 1, 2007

Form 10-Q filed August 8, 2007

File No. 001-09718

Dear Mr. Walker:

The PNC Financial Services Group, Inc. (“PNC” or "Company") is responding to your letter dated August 24, 2007 pertaining to your review and comments regarding the Company's Annual Report on Form 10-K for the year ended December 31, 2006 ("Form 10-K") filed March 1, 2007 and the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2007 (“Form 10-Q”) filed August 8, 2007.

We appreciate your comments and insights regarding our recent disclosures. Company management is responsible for establishing and maintaining effective internal control over financial reporting and the adequacy and accuracy of the disclosures in our filings. We acknowledge that SEC Staff ("Staff") comments or changes to disclosures that we make in response to Staff comments do not foreclose the SEC from taking any action with respect to the Form 10-K. In addition, we will not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

For your convenience, we have included in this letter (in italics) the number and description of each of the comments in your letter and the corresponding responses thereto. All references to page numbers and captions in our responses correspond to the page numbers and captions in the Form 10-K or Form 10-Q, as applicable.

United States Securities and Exchange Commission

Mr. Donald A. Walker, Senior Assistant Chief Accountant

Form 10-K for the year ended December 31, 2006

Consolidated Income Statement Review, Provision for Credit Losses, page 24

1.	We refer to the factors that resulted in the $103 million or 490% increase in the provision for credit losses for the year ended December 31, 2006 as compared to the $21 million provision for the previous year. Please tell us and discuss in future filings the following:

•

The effect on the provision for 2006 that resulted from the $110 million or 367% increase in net charge-offs in 2006 as compared to the net charge-offs of $30 million recorded in 2005. Refer to the “Charge-Offs and Recoveries” section on page 50.

•

The detail of what you mean by the statement that a single large overdraft situation that occurred during the second quarter of 2006 resulted in an increase to the provision for credit losses for that year. State the principal amount of nonperforming loan, its current payment status, the nature and extent of collateralization and any remaining balance of the loan that has not been provisioned.

RESPONSE:

In 2005, total net charge-offs were $30 million and included the effect of a single recovery of $53 million, which increased the allowance for loan and lease losses. Disclosure regarding this recovery was provided in PNC’s 2005 Form 10-K, Provision For Credit Losses, page 23, and in PNC’s 2006 Form 10-K, Provision For Credit Losses, page 24, and the Charge-offs And Recoveries table, page 50. Excluding this item, net charge-offs would have been $83 million for 2005.

In 2006, total net charge-offs were $140 million and included the impact of a single large overdraft resulting from a situation in which a customer defrauded PNC. Our policy is to reclassify deposit overdrafts to the loan portfolio and charge any loss incurred against the allowance for loan and lease losses. The initial amount of the overdraft was $22.6 million, of which we subsequently collected $2.6 million. The uncollected portion of the overdraft resulted in a loss of $20 million which was charged off in 2006. PNC has no collateral related to the overdraft but is pursuing recovery from the customer in litigation and bankruptcy proceedings. Excluding this item, net charge-offs would have been $120 million for 2006.

Excluding the impact of the 2005 recovery and the 2006 overdraft described above, net charge-offs increased by $37 million in the comparison.

The provision for credit losses is a function of the required allowance for loan and lease losses as of the balance sheet date, after giving effect to net charge-offs which reduce previously established reserves. The required allowances for loan and lease losses and unfunded loan commitments and letters of credit at December 31, 2006 reflected an increase in the loan portfolio and unfunded commitments, respectively. These factors and the impact of the recovery and overdraft charge-off resulted in the higher provision for credit losses in 2006 compared with 2005.

United States Securities and Exchange Commission

Mr. Donald A. Walker, Senior Assistant Chief Accountant

Form 10-K for the year ended December 31, 2006

Credit Risk Management, Allowance for Loan and Lease Losses and Unfunded Loan Commitments and Letters of Credit, page 49

2.	We note that among the factors that you have considered in determining probable credit losses inherent in the loan portfolio are the expected default probabilities and the loss given default. Your disclosure suggests that you may be using an expected loss model to determine your allowance for loan losses. Please tell us and discuss in future filings how the inputs and outputs for your loan loss allowance model are adjusted to provide an estimate of incurred loss consistent with paragraph 8 of SFAS 5.

RESPONSE:

We disclosed on page 50 (third paragraph) of the Form 10-K that the key elements of our pool reserve methodology include Probability of Default, Exposure at Default and Loss Given Default. These inputs to our allowance model are based on historical performance data. However, historical loss experience is only the starting point for the recognition and measurement of collective loan impairment at the balance sheet date. Our analysis of the information and events that occurred prior to the evaluation date considers if it is probable that a loan has been impaired and if the amount of the impairment can be reasonably estimated.

We have a multifaceted governance process around allowance calculations, ensuring independent and objective review. This governance process consists of our Reserve Adequacy Committee (“RAC”) performing this assessment on a quarterly basis based upon updated observable data. RAC reviews the adequacy of the allowance for loan and lease losses for business units and major bank subsidiaries and provides oversight for the allowance evaluation process, including quarterly evaluations as well as methodology and estimation changes. The results of RAC’s evaluations are reported to the Audit Committee of PNC’s Board of Directors.

The allowance represents our best estimate of incurred losses as of the balance sheet date. For example, our rating methodology results in quarterly upgrades or downgrades of loans to reflect the current economic and financial condition of our borrowers. In times of economic stress, increases in incurred losses are sustained, thus resulting in an increase in our allowance for loan and lease losses. As economic conditions and risk ratings improve, the allowance requirement is lowered to reflect the reduction of incurred loss in the portfolio.

The note on page 76 which references “expected default probabilities” should not be interpreted to mean that our allowance reflects “expected loss” over the life of the loan. For reserve purposes, we calculate probable loss inherent in the current portfolio, as of the balance sheet date. This is in sharp contrast to the methodology we use for calculating economic capital, which uses rating migrations to assess unexpected loss. We do not use any such forward-looking migration methodologies in the allowance calculation. We plan to revise the terminology to “probability of default” in future filings.

United States Securities and Exchange Commission

Mr. Donald A. Walker, Senior Assistant Chief Accountant

Additionally, the estimated allowance derived by the model (output) is adjusted, if necessary, for the impact of other events which may not be adequately addressed in the model. For example, during changes in the business or economic climate there is a greater risk of model and/or information lag in developing our estimates of incurred loss. Events may also have occurred (e.g., natural disaster, terrorist attacks, etc.) which call into question the relevance of solely relying on historical data in estimating incurred loss in the current environment. In these situations, we may feel it is appropriate to adjust the modeled results for consideration of various factors as outlined in the SEC’s Staff Accounting Bulletin (“SAB”) 102, Selected loan loss allowance methodology and documentation issues, to reflect the incurred loss as of the balance sheet date. The factors we considered in this process are outlined on page 50 (following the Charge-offs And Recoveries table) and Note 1, Accounting Policies, Allowance for Loan and Lease Losses, sixth paragraph.

Our assessment of impairment is based on relevant observable data relating to existing conditions and does not include projected changes in the observable data or qualitative factors that may occur in the future. As such, the allowance for loan and lease losses reflects a reasonable estimate of losses that have been incurred at the balance sheet date but no estimate of losses that might be incurred based upon future possible or even probable events.

United States Securities and Exchange Commission

Mr. Donald A. Walker, Senior Assistant Chief Accountant

Form 10-K for the year ended December 31, 2006

Credit Risk Management, Allowance for Loan and Lease Losses and Unfunded Loan Commitments and Letters of Credit, page 49

3.	We refer to the second to last paragraph on page 50 that discusses the factors that were considered in determining the provision for credit losses for the year ended December 31, 2006. Please tell us and in future filings discuss the following:

•

The specific changes in the composition of the loan portfolio in 2006 that you state resulted in an increase to the provision. Refer in your response to the “Loans Outstanding” table on page 120 that does not show material increases in higher risk loans during 2006 as compared to 2005.

•

The nature of the refinements that were made to your reserve methodology in 2006 and how these refinements have affected the comparability of the provision and allowance for loan loss in 2006 and compared to prior years.

•	Why you consider that the changes in asset quality during 2006 have contributed to the 490% increase in the provision for 2006. Refer in your response to:

•	The “Nonperforming, Past Due and Potential Problem Assets” section on page 49 that shows nonperforming assets for 2006 were $171 million, a decrease of $45 million or 21% as compared to 2005.

•	Your statement in the penultimate paragraph on page 50 that you believe that overall asset quality will remain strong by historical standards for at least the near term.

RESPONSE:

As disclosed on page 50 of our Form 10-K, the following factors influence the provision for credit losses: loan growth, changes in portfolio composition, the impact of refinements to our reserve methodology, and changes in asset quality. The specific changes in the composition of the loan portfolio and other factors in 2006 that contributed to an increase to the provision for credit losses in that year compared with 2005 were as follows:

•

We had growth in total loans, most notably a 7% increase in commercial loans (Details Of Loans table, page 27). Commercial loans are the most sensitive to changes in assumptions and judgments underlying the allowance for loan and lease losses.

•	Overall asset quality remained stable as the impact of refinements to reserve methodology and a decrease in nonperforming loans offset the impact of a slight deterioration in credit ratings.

United States Securities and Exchange Commission

Mr. Donald A. Walker, Senior Assistant Chief Accountant

In addition to these loan portfolio changes, the other factors that significantly contributed to the increase in the provision for credit losses in 2006 compared with 2005 were as discussed in our response to comment 1. of this letter. The most significant factor was the substantial recovery in 2005 that was not repeated in 2006.

The statement “Refinements to our reserve methodology” refers to the update of our model input parameters (Probability of Default, Loss Given Default and Exposure at Default). The update usually consists of the addition of one year of current performance data to our historical default and loss database. We revised this phrase to be “Refinements to model parameters” in our Form 10-Q to more clearly reflect this process. Our reserve methodology in 2006 was consistent with that of prior periods.

While asset quality declined marginally during 2006, it remained excellent by PNC historical performance, and we believed that it would not change significantly in the near term.

United States Securities and Exchange Commission

Mr. Donald A. Walker, Senior Assistant Chief Accountant

Form 10-K for the year ended December 31, 2006

Note 2, Acquisitions, page 81

4.	We refer to the third paragraph of the BlackRock/MLIM Transaction section that states you recorded a liability of $0.6 billion representing the Company’s obligation to provide shares of BlackRock common stock to help fund BlackRock’s LTIP program. We also note that the LTIP liability will be adjusted quarterly and a related charge or credit to earnings will be recorded based on changes in the market price of BlackRock’s common shares. Tell us and provide the following disclosure in future filings:

•

The authoritative accounting basis the Company has used to account for its obligation to transfer the BlackRock shares under the LTIP plan considering it is a derivative instrument issued and written by PNC that is indexed to the stock of its equity investee. Consider in your response the following accounting guidance:

•	Paragraph 11.a of SFAS 133 does not appear to scope out this derivative contract considering the obligation by PNC is indexed to the stock of its equity investee and not its own stock.

•	EITF 00-6 with respect to accounting for free-standing derivative instruments indexed to and settled in the stock of a consolidated subsidiary.

•	EITF 00-12 regarding the recognition of expenses related to the fair value of the shares transferred to the LTIP program.

•	Tell us where you have provided the disclosure regarding this free standing derivative in Note 16, “Financial Derivatives” on page 99.

RESPONSE:

On August 7, 2006, PNC filed a pre-submission consultation with the SEC’s Office of the Chief Accountant (“OCA”) regarding several accounting issues related to the BlackRock/MLIM transaction and our obligation related to the BlackRock long-term incentive plan (“LTIP”). As requested during our discussions with the staff of the OCA, we provided additional information by letter dated August 25, 2006. On October 6, 2006, we sent a confirming letter to the OCA documenting the various discussions with the staff and conclusions reached. Our responses to your comments are based on the discussions and conclusions reached with the OCA as part of the pre-submission consultation. We copied Ms. Carol Stacy, then Chief Accountant of the Division of Corporation Finance, on each of these letters in 2006. We would be happy to provide copies of these letters to you if that would assist you in your review of our responses that follow.

Based on the interpretation of the applicable accounting guidance, we believed that the commitment to transfer the 4 million shares to BlackRock constituted an obligation that should be recognized as a liability upon closing and deconsolidation of BlackRock.

United States Securities and Exchange Commission

Mr. Donald A. Walker, Senior Assistant Chief Accountant

Statement of Financial Accounting Concepts No. 6, Elements of Financial Statements, paragraph 35, defines a liability as a probable future sacrifice of economic benefits arising from a present obligation of a particular entity to transfer assets to another entity or entities in the future as a result of past transactions or events. SFAS 5, Accounting for Contingencies, paragraph 8, states that a liability should be recorded if it is both probable that a liability has been incurred and its amount can be reasonably estimated.

As a result of the BlackRock/MLIM transaction and resulting deconsolidation, we believed our obligation to transfer shares of BlackRock to BlackRock employees was a derivative instrument issued/written by us that was indexed to the stock of an equity method investee of PNC. EITF Issue No. 00-6, Accounting for Freestanding Derivative Instruments Indexed, and Potentially Settled in, the Stock of a Consolidated Subsidiary (“EITF 00-6”), addresses the accounting for freestanding derivative instruments indexed to the stock of a consolidated subsidiary. We believed that the guidance in EITF 00-6 should also have been applied by analogy to freestanding derivative instruments indexed to the stock of an equity method investee.

We also considered guidance in EITF Issue No. 02-8, Accounting for Options Granted to Employees in Unrestricted, Publicly Traded Shares of an Unrelated Entity (“EITF 02-8”). While this guidance addresses the accounting for stock compensation awards issued to employees that are based on the stock of an unrelated entity, we understand that the scope reference in EITF 02-8 to an unrelated entity was included so as to exclude entities within a consolidated group. EITF 02-8 states that the option award of an unrelated entity meets the definition of a derivative in SFAS 133, Accounting for Derivative Instruments and Hedging Activities and, therefore, should be accounted for by the employer as a derivative under that Statement.

Based on the above, the liability should have been recognized at fair value and been remeasured each reporting period with changes recognized in earnings. Since the obligation to transfer BlackRock shares is indexed to the shares of BlackRock rather than shares of PNC, the scope exception provided under SFAS 133, paragraph 11a, does not apply.

While the OCA staff concurred with our position that a liability measured at fair value should be established upon the closing and deconsolidation of BlackRock, the staff did not believe that the related expense should be deferred and amortized over future periods, and that EITF Issue No. 00-12, Accounting by an Investor for Stock-Based Compensation Granted to Employees of an Equity Method Investee, provides no analogous guidance as to attribution or period of benefit. After further discussions with the OCA staff as to alternatives they offered, we selected the alternative to recognize the cost as accruing to the benefit of BlackRock’s other shareholders (i.e., 66 percent) as a charge against the transaction gain. The remainder of the obligation related to PNC’s ownership would be reflected as an increase in our investment in BlackRock. The future expense related to the LTIP program would be recognized by PNC by our recording of our proportionate share of BlackRock’s net income (i.e., equity pick-up). Any changes in the fair value of the obligation in future periods would be an adjustment to current period earnings.

Due to the unusual nature of the BlackRock LTIP obligation and to provide consistency with prior period disclosures regarding LTIP, we elected to provide disclosures as to the obligation and the impact of the mark-to-market change in the obligation in Note 2, Acquisitions, and Note 18, Stock Based Compensation Plans, respectively. In future filings, disclosure regarding the obligation will also be included in our Financial Derivatives Note, with an explanation of the unique nature of the free-standing derivative.

United States Securities and Exchange Commission

Mr. Donald A. Walker, Senior Assistant Chief Accountant

Form 10-K for the year ended December 31, 2006

Note 2, Acquisitions, page 81

5.	We refer to the penultimate paragraph on page 81 that states the Company recognized an after-tax gain of $1.3 billion, net of expenses associated with the LTIP liability related to the BlackRock/MLIM transaction. Please tell us and in future filings discuss the effect that the commitment by PNC to deliver the BlackRock shares to BlackRock employees under the LTIP plan had on the gain recognized as part of the BlackRock/MLIM merger with respect to the new 65 million BlackRock common shares issued in the transaction.

•	The limitations on gain recognition of SAB Topic 5.H for shares issued are part of a broader corporate reorganization contemplated or planned at the time the shares are issued.

•

The effects on gain recognition of the BlackRock/MLIM transaction related to commitment by PNC to repurchase the LTIP shares under the put back option on the LTIP award agreement. Refer to the BlackRock LTIP Programs section in Note 18, Stock-based Compensation Plans.

RESPONSE:

Based on our interpretation of SAB Topic 5-H, we believed that the increase in the book value of our investment in the 4 million shares we committed to transfer to BlackRock employees to satisfy employee incentive awards and for which BlackRock had agreed to buy back from the employees under the initial LTIP program should have been excluded from the gain and instead should have been included directly in equity in the form of additional paid in capital.

SAB Topic 5-H indicates that when a subsidiary or investee issues common stock in exchange for either cash or noncash assets and there are subsequent equity transactions contemplated that raise concerns about the likelihood of realization of the gain, then the gain recognized may be limited. We believed that this guidance was relevant since BlackRock issued approximately 65 million new equity shares for the MLIM transaction. At that time, BlackRock had a commitment to repurchase shares under the initial LTIP program.

SAB Topic 5-H precludes gain recognition if the issuance of shares by a subsidiary is part of a broader corporate reorganization contemplated or planned at the time of issuance of such shares. Question 2 of SAB Topic 5-H states in part:

The staff believes that gain recognition is not appropriate in situations where subsequent capital transactions are contemplated that raise concerns about the likelihood of the registrant realizing that gain, such as where the registrant intends to spin-off its subsidiary to shareholders or where reacquisition of shares is contemplated at the time of issuance. The staff will presume that repurchases were contemplated at the date of issuance in those situations where shares are repurchased within one year of issuance or where a

United States Securities and Exchange Commission

Mr. Donald A. Walker, Senior Assistant Chief Accountant

specific plan existed to repurchase shares at the time shares were issued. [Emphasis added]

Therefore, gain recognition related to the 4 million shares was not appropriate based on our commitment to transfer the shares and/or BlackRock’s commitment to buy back up to 4 million shares, regardless of the actual number of shares that may have been bought back. In addition, at the closing of the transaction BlackRock also had an approved plan in place to buy back up to 2.1 million shares separate from the LTIP repurchase commitment. We believed this plan also constituted a plan to repurchase shares that was in place at the time the 65 million new shares were issued in the BlackRock/MLIM transaction. Therefore, these shares were also excluded from the gain calculation. As such, the increase in value of our investment relative to the total 6.1 million shares resulted in a corresponding increase in additional paid in capital of approximately $.3 billion as disclosed on page 81.

Our response is based on our discussions and conclusion reached with the OCA as part of PNC’s 2006 pre-submission consultation. The OCA staff did not object to our position.

United States Securities and Exchange Commission

Mr. Donald A. Walker, Senior Assistant Chief Accountant

Form 10-K for the year ended December 31, 2006

Note 16, Financial Derivatives, page 100

6.	We refer to the fourth paragraph of the “Free-Standing Derivatives” section on page 100 that states you purchase and sell credit default swaps (“the swaps”) to mitigate the economic impact of credit losses on specific lending relationships or to generate revenue from proprietary lending activities. We also note the “Credit Default Swaps” section on page 51 of MD&A that states that the swaps are used to mitigate credit risk related to commercial lending activities and proprietary derivative and convertible bond trading. Please tell us and revise in future filings the note or MD&A to discuss the following:

•

Describe separately how a swap is structured in which the Company buys loss protection for the occurrence of a credit event as compared to when it sells loss protection to a counterparty. Refer to Note 24, “Other Guarantees” on page 115 which states that the Company has a maximum obligation to pay under credit default swaps of $933 million and purchased $827 million notional of credit default swaps to mitigate the exposure of certain written credit default swaps at December 31, 2006;

•

Explain any major differences with respect to the structuring of the swaps to mitigate default risks on specific commercial loans as compared to swaps structured to generate revenue from proprietary lending activities and from convertible bond trading;

•	Discuss any concerns with respect to credit risk exposure related to subprime lending activities by the counterparty protection seller to the swap;

•	Explain how the creditworthiness of the protection seller in the credit default swap purchased by the Company is determined at inception and on an ongoing basis throughout the term of the swap; and

•	Discuss any specific risks related to swaps involving loans collateralized by real estate properties that have been affected by significant decreases in fair value in areas of depressed sales prices.

RESPONSE:

From a credit risk management perspective, PNC buys and sells credit loss protection via the use of credit derivatives. When PNC buys loss protection by purchasing a credit default swap (“CDS”), it pays a fee to the seller, or CDS counterparty, in return for the right to receive a payment if a specified credit event occurs for a particular obligor (or reference entity). PNC purchases CDSs to mitigate the risk of economic loss on a portion of its loan exposures. For credit protection, PNC uses only traditional credit derivative instruments and does not purchase instruments such as “total return swaps.” PNC participates in single name and loan CDSs. The structure of these transactions would not differ from single name CDSs executed by proprietary trading or convertible bond trading.

United States Securities and Exchange Commission

Mr. Donald A. Walker, Senior Assistant Chief Accountant

PNC also sells loss protection: (1) to mitigate the net premium cost and the impact of mark-to-market accounting on the CDS in cases where we buy protection to hedge the loan portfolio; and (2) to take proprietary trading positions, usually as matched pairs (single name vs. index or vice versa). These activities represent additional risk positions rather than hedges of risk.

PNC approves counterparty credit lines for all of our trading activities, including CDSs. We trade credit derivatives with dealers (investment banks or brokers) only and not with customers. Counterparty credit lines are approved based on a review of credit quality in accordance with PNC’s traditional credit quality standards and credit policies. The credit risk of our counterparties is monitored in the normal course of business. Furthermore, all counterparty credit lines are subject to collateral thresholds and exposures above these thresholds are secured.

As a result of PNC’s strong credit culture and commitment to maintaining a moderate risk profile, we have nominal exposure to subprime lending activities and related market implications. Any significant concerns with respect to the subprime lending activities of a particular counterparty would result in a review of our counterparty trading exposure and a potential reduction or cessation of trading with that counterparty. No such actions have been taken by PNC to date.

This proprietary trading utilizes the same counterparty credit lines as our other CDS activities. In addition, the trading activity must conform to exposure limits with respect to individual obligor or reference entity and underlying risk of certain aggregations of obligors or reference entities (i.e., only so many dollars to Moody’s ‘Ba1’ rated obligors). We have value at risk limits as well as credit limits applied to all trading CDSs. These trading positions are what were disclosed on page 115 and were also included as free-standing derivatives in Note 16 on page 100.

PNC has not sold credit default swaps involving loans collateralized by real estate properties that have been affected by significant decreases in fair value.

United States Securities and Exchange Commission

Mr. Donald A. Walker, Senior Assistant Chief Accountant

Form 10-K for the year ended December 31, 2006

Note 16, Financial Derivatives, page 100

7.	We refer to the table on page 100 that presents the notional or contractual amounts of the derivatives. Please tell us and discuss in future filings:

•

The reasons why the estimated fair value of the equity contracts and credit derivatives that are free-standing derivatives have negative fair values of $63 million and $11 million, respectively as of December 31, 2006.

•

If these negative fair values are expected to reverse as part of the structuring of the hedging transaction during its period of duration. Consider in your response that Note 9, Financial Derivatives in the June 30, 2007 Form 10-Q states the estimated fair value of equity contracts has increased its negative fair value to $100 million and the credit derivatives has decreased its negative fair value to $1 million.

RESPONSE:

PNC enters into equity derivative contracts with our customers, with other counterparties as part of the risk management of the customer contracts and for proprietary trading purposes. Fair values for these equity contracts reflect the current pricing of the underlying instrument and terms of the contract. Factors that impact the fair values of equity contracts include value of the underlying instrument (such as a stock price), volatility in the value of the underlying instrument, time period of the contract (the longer the time period the greater the value), and the level of interest rates (higher rates generally lower the fair value of the contract). Negative fair values indicate that the pricing of the underlying instrument has moved in the favor of the counterparty.

An example of potential negative value is:

•	PNC sells a put on the common stock of Company X to a counterparty with a strike price of $30/share and the stock of Company X now trades at $26/share.

The fair values of the underlying contracts will move as the above factors change in the marketplace. In addition, they may be offset by the movements of the values of the related hedge position.

The increase in the negative values from December 31, 2006 to June 30, 2007 of $37 million can be attributed to the changes in fair values of the existing contracts along with new contracts entered into during 2007. The negative value for new contracts entered into during 2007 and still outstanding as of June 30, 2007 was approximately $19 million.

The fair value of credit derivatives will fluctuate with changes in market conditions as reflected in referenced credit spreads. The negative fair value for outstanding contracts will reverse if held to maturity, with net expense or income limited to the premium paid or received. For trading activities, such gains and losses are only one component of our trading book. For hedging activities, any such gain or loss is viewed in conjunction with the overall hedging strategy.

The decline in the negative fair value from December 31, 2006 to June 30, 2007 can be attributed to a change in market conditions.

United States Securities and Exchange Commission

Mr. Donald A. Walker, Senior Assistant Chief Accountant

Form 10-Q for the period ended June 30, 2007

Note 4, Asset Quality, page 51

8.	We refer to the “Acquired allowance – Mercantile” line item for $137 million in the summary of changes in the allowance for loan and lease losses on page 51 that accounts for 19% of the allowance for loan and lease losses balance as of June 30, 2007. Please tell us and discuss in future filings the following:

•

How you considered that some portion of the allowance for loan losses acquired from the Mercantile acquisition did not meet the requirements of SOP 03-3 which prohibits the “carrying over” of valuation allowance for loan losses acquired in a transfer that are within its scope.

•

If the $67 million of Mercantile nonperforming loans included as part of the $75 million increase in nonperforming loans at June 30, 2007 fell under the scope of SOP 03-3 with respect to the Mercantile allowance for loan losses that was carried forward. Refer to the “Nonperforming, Past Due and Potential Problem Loans” section on page 26.

•	Provide in the financial statements the disclosure required by paragraphs 14 to 16 of SOP 03-3, if applicable.

RESPONSE:

Mercantile represented 19% of both PNC’s allowance for loan and lease losses and total loans, net of unearned income, at June 30, 2007.

One of our strategies for the Mercantile loan portfolio was to sell nonperforming loans subsequent to the closing of the acquisition on March 2, 2007. As part of the acquisition date purchase price allocation, we identified $23 million of Mercantile loans as nonperforming loans and classified them as held for sale rather than retain them in the loan portfolio. The allowance for loan and lease losses associated with these loans was not carried over as part of the purchase price allocation. The remaining portion of the Mercantile allowance for loan and lease losses associated with the performing loan portfolio was retained.

The $67 million of nonperforming assets at June 30, 2007 also did not fall under the scope of SOP 03-3. Subsequent to the acquisition date and prior to June 30, 2007, additional Mercantile loans were placed on nonperforming status as part of the quarterly loan review process. These loans became over 90 days past due, had declines in underlying collateral value or other factors subsequent to the acquisition date that led to the nonperforming designation. Any change in required reserves associated with these nonperforming loans was reflected in the allowance for loan and lease losses at June 30, 2007.

***

United States Securities and Exchange Commission

Mr. Donald A. Walker, Senior Assistant Chief Accountant

Our disclosures in the third quarter 2007 Form 10-Q and/or the 2007 Form 10-K will be enhanced, as appropriate, to reflect the additional information discussed above.

We thank you in advance for your prompt attention to this response and look forward to hearing from you at your earliest convenience. Please direct any questions regarding the Company's response to Sam Patterson, Controller, at 412-762-3900.

Sincerely,

/s/ Richard J. Johnson
Richard J. Johnson
Chief Financial Officer
The PNC Financial Services Group, Inc.